SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934

Varsity Group Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

922281100

(CUSIP Number)

Dennis A. McMahon Executive Vice President, General Counsel & Secretary Follett Corporation 2233 West Street River Grove, IL 60171 (708) 437-2305	with a copy to: Brooks B. Gruemmer McDermott Will & Emery LLP 227 West Monroe Street Chicago, Illinois 60606 (312) 984-7700

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

February 22, 2008

(Date of Event Which Requires Filing of this Statement)

If the person filing has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 922281100

(1)	Names of Reporting Persons.

VGI Financial Corp.

(2)	Check the Appropriate Box if a Member	(a)	/ /

of a Group (See Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	Source of Funds (see instructions)

WC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 18,775,930

(8) Shared Voting Power

(9) Sole Dispositive Power 18,775,930

(10) Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

18,775,930

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)

49.8%

(14)	Type of Reporting Person (See Instructions)

CO

CUSIP No. 922281100

(1)	Names of Reporting Persons.

Follett Corporation

(2)	Check the Appropriate Box if a Member	(a)	/ /

of a Group (See Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	Source of Funds (see instructions)

WC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or Place of Organization

Illinois

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 18,775,930

(8) Shared Voting Power

(9) Sole Dispositive Power 18,775,930

(10) Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

18,775,930

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)

49.8%

(14)	Type of Reporting Person (See Instructions)

CO, HC

Item 1.            Security and Issuer.

This statement relates to the shares of common stock, par value $0.0001 per share (“Common Stock”), of Varsity Group Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at Varsity Group Inc., 2677 Prosperity Ave., Suite 250, Fairfax, Virginia 22031.

Item 2.	Identity and Background.

(a)-(c), (f) This statement is being filed by VGI Financial Corp. (“VGI Financial”), a Delaware corporation, and Follett Corporation (“Follett”), an Illinois corporation. VGI Financial is a wholly-owned subsidiary of Follett. Follett has sole voting and investment power with respect to securities held by VGI Financial. Accordingly, Follett may be deemed, for purposes of Rule 13d-3 of the Securities and Exchange Act of 1934, as amended (“Rule 13d-3”), the beneficial owner of shares held by VGI Financial. VGI Financial and Follett are referred to herein as the “Reporting Persons.”

VGI Financial has to date engaged in no activities other than those incident to its formation and funding of the New Loan Agreement described in Item 4 below. Follett is a $2.3 billion, privately-held company that provides products, services and solutions to the education marketplace. The principal business address of VGI Financial and Follett is 2233 West Street, River Grove, Illinois 60171.

The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Reporting Persons is set forth in Schedule I hereto, which is incorporated herein by reference. Each person listed in Schedule I hereto is a citizen of the United States.

(d) None of the Reporting Persons, nor, to the best of their knowledge, none of the individuals named in Schedule I hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, nor, to the best of their knowledge, none of the individuals named in Schedule I hereto, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.             Source and Amount of Funds or Other Consideration.

As of the date of this Schedule 13D (a) there are $3,755,186 of advances outstanding under the New Loan Agreement (which is described below), and (b) the warrant (the “Warrant,” described below) is exercisable for 18,775,930 shares of Common Stock. If VGI Financial were to purchase all shares issuable upon exercise of the Warrant, then VGI Financial would need to make an additional payment to the Company equal to the aggregate exercise price of $3,755,186, as further described in Item 4. All funds used to purchase Bank of America, N.A. interests under the Prior Loan Agreement (see Item 4 below) and to make advances under the New Loan Agreement have been provided to VGI Financial by Follett. If the Warrant is exercised, then it is anticipated that all funds necessary to pay the exercise price will also be provided to VGI Financial by Follett. Follett has provided these funds, and expects to provide any future funds, from its working capital. A copy of the Warrant is incorporated herein by reference to Exhibit 1.

Item 4.	Purpose of Transaction.

On February 25, 2008, the Company announced that it had entered into a definitive merger agreement (the “Merger Agreement”) with VGI Acquisition Corp., an indirect subsidiary of Follett. Pursuant to the Merger Agreement, VGI Acquisition Corp. will commence a tender offer to acquire all issued and outstanding shares of Common Stock of the Company at a price of $0.20 in cash. The tender offer is presently expected to close in the second quarter of 2008. The Company’s Board of Directors has unanimously approved the transaction and has recommended that the Company’s stockholders accept the offer and tender their shares pursuant to the offer.

In connection with the Merger Agreement, on February 22, 2008, the Company entered into an Amended and Restated Revolving Line of Credit Loan Agreement and Security Agreement (the “New Loan Agreement”) with VGI Financial and certain wholly-owned subsidiaries of the Company, which amends and restates the Revolving Line of Credit Loan Agreement and Security Agreement with Bank of America, N.A. (“BOA”), entered into by the Company on March 8, 2007 (the “Prior Loan Agreement”). VGI Financial has purchased and assumed from BOA the obligations under the Prior Loan Agreement. VGI Financial has agreed, subject to certain conditions, to forebear from enforcing an event of default that is presently outstanding under the Prior Loan Agreement until April 30, 2008. In connection with the New Loan Agreement, the Company issued the Warrant to VGI Financial for the purchase of the number of shares of the Company’s Common Stock equal to (a) the advances under the New Loan Agreement divided by (b) the exercise price of $0.20 per share, subject to anti-dilution adjustment. The per share exercise price of the Warrant will be reduced by (a) 20% in the event that advances under the New Loan Agreement remain outstanding as of April 7, 2008 and (b) an additional 20% in the event that advances under the New Loan Agreement remain outstanding as of May 7, 2008. As of the date hereof, advances under the New Loan Agreement are approximately $3,755,186. The Warrant expires upon the earlier of (i) 5:00 p.m. (Chicago time) on February 22, 2011 or (ii) the consummation of a sale of the Company. The Warrant has standard anti-dilution provisions.

The foregoing summaries of the Warrant and Merger Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such agreements included as Exhibits 1 and 2, respectively.

Item 5.	Interest in Securities of the Issuer.

(a), (b) VGI Financial does not directly own any shares of Common Stock. This Schedule 13D is being filed to report the beneficial ownership of shares of Common Stock which VGI Financial is deemed to own through its ownership of the Warrant. As of February 22, 2008, the Warrant was exercisable for 8,876,346 shares of Common Stock, which upon issuance would represent 31.9% (on a fully diluted basis) of the Company’s total Common Stock outstanding. Upon exercise of the Warrant, VGI Financial would have sole voting and dispositive power over the shares of Common Stock obtained upon such exercise. Subsequent to February 22, 2008, and until the date of filing hereof, VGI Financial made additional advances under the New Loan Agreement. As described above, the number of shares of Common Stock issuable pursuant to the Warrant increases as additional advances are made under the New Loan Agreement. As a result of such additional advances, as of the date of the filing of this Schedule 13D, the number of shares of Common Stock issuable upon exercise of the Warrant had increased to 18,775,930 shares of Common Stock, which on a fully diluted basis represents 49.8% of the Company’s total Common Stock outstanding. If, after the date hereof, additional advances are made by VGI Financial under the New Loan Agreement, then the number of shares issuable pursuant to the Warrant would also increase. VGI Financial is a wholly owned subsidiary of Follett and, therefore, Follett is also deemed to have beneficial ownership of all shares of Common Stock issuable upon exercise of the Warrant. Follett disclaims beneficial ownership of the shares of Common Stock beneficially owned by it, except to the extent of its pecuniary interest in such shares. The ownership percentages are calculated on the basis of 18,960,655 shares of Common Stock outstanding as of November 8, 2007, as reported by the Company in its Form 10-Q for the quarter ended September 30, 2007, taking into account the dilution resulting from the shares of Common Stock which could be issued pursuant to the Warrant.

To the best of the Reporting Person’s knowledge, none of the individuals named in Schedule I hereto beneficially own Common Stock in the Company.

(c) Except for the transactions described in Item 4, during the last sixty days there were no transactions in shares of the Common Stock of the Company effected by the Reporting Persons or the individuals named in Schedule I hereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the Warrant and the Merger Agreement, neither of the Reporting Persons nor, to the best of their knowledge, any of the individuals named in Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.
1.

Warrant, dated February 22, 2008, issued by Varsity Group Inc. in favor of VGI Financial Corp. (incorporated by reference to Exhibit 4.1 to Form 8-K filed with the Securities and Exchange Commission on February 29, 2008).

2.

Agreement and Plan of Merger, dated February 22, 2008, by and among VGI Holdings Corp., VGI Acquisition Corp. and Varsity Group Inc. (incorporated by reference to Exhibit 2.1 to Form 8-K filed with the Securities and Exchange Commission on February 29, 2008).

3.	Joint Filing Agreement, dated March 3, 2008, between and among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2008
VGI Financial Corp. By: /s/ Dennis A. McMahon Name: Dennis A. McMahon Its: Secretary
Follett Corporation By: /s/ Dennis A. McMahon Name: Dennis A. McMahon Its: Exec. Vice President, General Counsel & Secretary

Exhibit 3

Joint Filing Agreement

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D with respect to the common stock, par value $0.0001 per share, of Varsity Group Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. The undersigned further agree that any amendments to such statement on Schedule 13D shall be filed jointly on behalf of each of them without the necessity of entering into additional joint filing agreements.

The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

The undersigned shall not be deemed to admit membership in a group by reason of entering into this Joint Filing Agreement.

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement on this 3rd day of March, 2008.

VGI Financial Corp. By: /s/ Dennis A. McMahon Name: Dennis A. McMahon Its: Secretary
Follett Corporation By: /s/ Dennis A. McMahon Name: Dennis A. McMahon Its: Exec. Vice President, General Counsel & Secretary

Schedule I

Information Concerning the Directors and Executive Officers of

VGI Financial Corp. and Follett Corporation

The following table sets forth the (i) name, (ii) current principal occupation, and (iii) name, address, and principal business of the corporation in which the present occupation is conducted of each director and executive officer of VGI Financial Corp. and Follett Corporation.

VGI Financial Corp.

Name	Current Principal Occupation	Name, Address, and Principal Business of the Corporation in Which the Present Occupation is Conducted

Kathryn A. Stanton (officer and sole director)	Executive Vice President, Finance & Chief Financial Officer, Follett Corporation	Follett Corporation 2233 West Street River Grove, IL 60171-1895
Jay Amond (officer)	Senior Vice President & Chief Financial Officer, Follett Higher Education Group	Follett Higher Education Group, 1818 Swift Drive, Oak Brook, IL 60523
Dennis A. McMahon (officer)	Executive Vice President, General Counsel & Secretary of Follett Corporation	Follett Corporation, 2233 West Street River Grove, IL 60171-1895

Follett Corporation

Keith L. Alm (director)	Private investor	1040 W. 54th Street Kansas City, MO 64112
Thomas A. Christopher (officer and director)	President, Follett Higher Education Group	Follett Corporation 2233 West Street River Grove, IL 60171-1895
Jesseca R.F. Cockson (director)	Attorney, Faegre & Benson LLP	2200 Wells Fargo Center Minneapolis, MN 55402-3901

Richard A. Ellspermann (officer)	Executive Vice President, Human Resources, Follett Corporation	Follett Corporation 2233 West Street River Grove, IL 60171-1895
Charles R. Follett Jr. (officer and director)	President, Follett Technology Solutions & International Group	Follett Corporation 2233 West Street River Grove, IL 60171-1895
Robert V. Guelich (director)	Private investor	6732 Apache Road Edina, MN 55439
Jerry J. Hamilton (officer)	Executive Vice President, Strategy & Business Development, Follett Corporation	Follett Corporation 2233 West Street River Grove, IL 60171-1895
Joseph A. Hula (officer)	Executive Vice President, Information Technology & Chief Information Officer, Follett Corporation	Follett Corporation 2233 West Street River Grove, IL 60171-1895
R. Mark Litzsinger (officer and director)	Chairman of Follett Corporation	Follett Corporation 2233 West Street River Grove, IL 60171-1895
Todd A. Litzsinger (director)	Senior Vice President, Follett Library Resources, Inc.	Follett Corporation 2233 West Street River Grove, IL 60171-1895
Robert M. Mallo (officer)	President, Follett Educational Distribution Group	Follett Corporation 2233 West Street River Grove, IL 60171-1895
Dennis A. McMahon (officer)	Executive Vice President, General Counsel & Secretary of Follett Corporation	Follett Corporation 2233 West Street River Grove, IL 60171-1895
Alison E. O’Hara (director)	Of Counsel, Follett Corporation legal department	Follett Corporation 2233 West Street River Grove, IL 60171-1895

Kathleen F. Paur (director)	Area Director of Sales, Follett Library Resources, Inc.	Follett Corporation 2233 West Street River Grove, IL 60171-1895
Patrick J. Rivers (officer)	Treasurer, Follett Corporation	Follett Corporation 2233 West Street River Grove, IL 60171-1895
Mary Lee Schneider (director)	President, Digital Solutions and Chief Technology Officer for R.R. Donnelley & Sons Co.	77 W. Wacker Drive Chicago, IL 60601
Kathryn A. Stanton (officer)	Executive Vice President, Finance & Chief Financial Officer, Follett Corporation	Follett Corporation 2233 West Street River Grove, IL 60171-1895
F. Quinn Stepan Jr. (director)	President & Chief Executive Officer of Stepan Company	22 W. Frontage Road Northfield, IL 60093
Christopher D. Traut (officer and director)	Chief Executive Officer, Follett Corporation	Follett Corporation 2233 West Street River Grove, IL 60171-1895
Steven E. Waichler (director)	President, Follett Family Council	3837 N. Seeley Chicago, IL 60618